United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

Rocky Shoes & Boots, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

774830103
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road
Willoughby Hills, OH 44094
(440) 951-2655
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2002
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).







1    	Name of Reporting Person	Thomas G. Berlin

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds					AF, PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	United States


Number of Shares	7	Sole Voting			 16,300
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		269,450

			9 	Sole Dispositive		 16,300

			10	Shared Dispositive	269,450

11	Aggregate Amount Beneficially owned		285,750


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 6.37%


14	Type of Reporting Person					IA, IN, OO







There are no changes to the Schedule 13D, except by Amendment #1 as follows:

Item 1.		Security and Issuer.

The name of the issuer is Rocky Shoes & Boots, Inc. an Ohio
Corporation (the "Issuer"), which has its principal executive offices at 39 East Canal Street, Nelsonville, OH 45764 (phone [740]) 753-1951).

The title of the securities to which this Statement relates is the Issuer's Common Shares, no par value (the "Shares").

Item 2.		Identity and Background.

(a)	The name of the Reporting Person is Thomas G. Berlin.

(b)	The Reporting Person's residence address is 37500 Eagle Road,
Willoughby Hills, OH 44094.

(c)	The Reporting Person's principal occupation is investment
adviser. The principal business where such employment is conducted is Berlin Financial Ltd. The address of Berlin Financial Ltd. is
23811 Chagrin Blvd., Suite 275, Beachwood, OH 4122.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Citizenship	United States

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Capital Shares (as defined in
Item 5) in his capacity as the General Partner of Berlin Capital Growth, L.P. The purchase of the Capital Shares was made by the Reporting Person on behalf of Berlin Capital Growth, L.P. in the Reporting Person's capacity as the General Partner of Berlin Capital Growth, L.P. and with funds provided by Berlin Capital Growth, L.P.

The Reporting Person purchased the Cover Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Jack Cover IRA. The purchase of the Cover Shares was made by the Reporting Person on behalf of the Jack Cover IRA in the Reporting Person's capacity as an Investment Adviser of the Jack Cover IRA and with funds provided by the Jack Cover IRA.

The Reporting Person purchased the George Shares (as defined in
Item 5) in his capacity as an Investment Adviser of J. George Investments, L.L.C. The purchase of the George Shares was made by the Reporting Person on behalf of J. George Investments, L.L.C.
in the Reporting Person's capacity as an Investment Adviser of
J. George Investments, L.L.C. and with funds provided by J. George Investments, L.L.C.

Item 4.		Purpose of Transaction.

(a)-(j) The Reporting Person purchased the Capital Shares in his capacity as the General Partner and solely for investment purposes on behalf of Berlin Capital Growth, L.P.

The Reporting Person purchased the Cover Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Jack Cover IRA.

The Reporting Person purchased the George Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of J. George Investments, L.L.C.

The Reporting Person purchased the TGB Shares (as defined below) solely for investment purposes.

The acquisition by any member group of additional securities of the Issuer, or the disposition of securities of the Issuer provided, however, the reporting member group might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person has beneficial ownership of 285,750
Shares (the "Berlin Shares"). The Berlin Shares constitute 6.37% of the Shares Outstanding as of the Issuer's most recent available filing.

(b)	The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 16,300 Shares (the "TGB" Shares").

The Reporting Person and Berlin Capital Growth, L.P., a partnership in which the Reporting Person is the General Partner, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 133,450 Shares (the "Capital Shares").

The Reporting Person and the Jack Cover IRA, a retirement account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 10,000 Shares (the "Cover Shares").

The Reporting Person and J. George Investments, L.L.C., a limited liability company in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 116,5000 Shares (the "George Shares").

(c)	On the following dates, the Reporting Person purchased the
following number of Shares for the per Share price set forth below. Each such purchase was made solely for investment purposes by the Reporting Person, was purchased through a customary broker transaction and is included in the Individual Shares.


Identity			Date		Shares	Price		Executing Broker
Thomas G. Berlin		05/18/01	   500	4.5500		Bear Stearns
				07/31/01	-2,500	4.9800		Bear Stearns
				08/06/01	-3,500	6.5100		Bear Stearns
				11/20/01	-  400	6.1000		Bear Stearns
				11/20/01	-  600	6.3000		Bear Stearns
				11/20/01	-1,000	6.2300		Bear Stearns
				01/08/02	-2,200	6.5000		Bear Stearns


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as the General Partner of Berlin Capital Growth, L.P., solely for investment purposes, was purchased through a customary broker transaction and are included in the Capital Shares.


Identity			Date		Shares	Price		Executing Broker
Berlin Capital
Growth, L.P.			05/01/01	   200	4.3000		Bear
Stearns
				05/23/01	 2,000	4.5500		Bear Stearns
				06/05/01	 4,500	4.6000		Bear Stearns
				06/12/01	 2,000	4.5000		Bear Stearns
				06/27/01	 3,500	4.4500		Bear Stearns
				06/29/01	   500	4.5700		Bear Stearns
				07/16/01	-3,000	4.8700		Bear Stearns
				08/01/01	-1,800	5.1150		Bear Stearns
				08/01/01	10,000	5.0500		Bear Stearns
				08/13/01	-  700	6.2200		Bear Stearns
				08/17/01	-  900	6.4900		Bear Stearns
				09/04/01	   100	6.0300		Bear Stearns
				09/10/01	   150	5.5100		Bear Stearns
				09/18/01	10,000	5.0250		Bear Stearns
				10/05/01	 1,600	4.8500		Bear Stearns
				10/08/01	   900	4.8500		Bear Stearns
				10/10/01	   700	4.7500		Bear Stearns
				10/11/01	 1,800	4.7500		Bear Stearns
				10/24/01	-1,000	5.2000		Bear Stearns
				10/25/01	-1,000	5.3000		Bear Stearns
				10/25/01	-1,000	5.4000		Bear Stearns
				10/25/01	-1,000	5.5000		Bear Stearns
				10/30/01	-1,000	5.6000		Bear Stearns
				10/31/01	-  338	5.7000		Bear Stearns
				11/01/01	-  400	5.7000		Bear Stearns
				11/05/01	-  262	5.7000		Bear Stearns
				11/09/01	-2,000	5.9000		Bear Stearns
				12/03/01	-  100	6.3500		Bear Stearns
				12/06/01	-1,900	6.3500		Bear Stearns
				12/19/01	 1,500	6.0033		Bear Stearns
				12/24/01	 1,400	5.5000		Bear Stearns
				12/26/01	 4,000	5.6200		Bear Stearns
				12/28/01	 3,000	5.5000		Bear Stearns
				12/31/01	 3,000	5.8032		Bear Stearns
				01/09/02	-2,500	6.7500		Bear Stearns
				01/15/02	 1,000	6.0000		Bear Stearns
				01/16/02	-1,000	6.3000		Bear Stearns
				01/18/02	   100	6.0000		Bear Stearns
				01/18/02	-1,000	6.3000		Bear Stearns
				01/22/02	 1,400	6.0100		Bear Stearns
				01/23/02	 2,500	5.8800		Bear Stearns
				01/23/02	 1,000	5.7600		Bear Stearns
				01/24/02	 1,500	5.7600		Bear Stearns
				01/25/02	   400	5.6300		Bear Stearns
				01/28/02	   400	5.6300		Bear Stearns
				01/30/02	 1,700	5.6300		Bear Stearns
				01/31/02	 3,000	5.5100		Bear Stearns



On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Jack Cover IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Cover Shares.


Identity			Date		Shares	Price		Executing Broker
Jack Cover IRA			06/08/01	 4,000	4.5226		First
Union



On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of J. George Investments, L.L.C., solely for investment purposes, was purchased through a customary broker transaction and are included in the George Shares.


Identity			Date		Shares	Price		Executing Broker
J. George
Invesments, L.L.C.		04/18/01	-2,500	4.7700		Bear
Stearns
				06/08/01	 4,400	4.5226		Bear Stearns
				06/12/01	 2,000	4.5000		Bear Stearns
				09/05/01	 2,000	6.0300		Bear Stearns
				09/07/01	 2,600	5.7504		Bear Stearns



(d)	Berlin Capital Growth, L.P. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Jack Cover IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Cover Shares. However, the Reporting Person disclaims beneficial ownership to the Cover Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

J. George Investments, L.L.C. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The Reporting Person is the General Partner of Berlin Capital Growth, L.P., the owner of the Capital Shares. Through an agreement between the Reporting Person and Berlin Capital Growth, L.P., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Jack Cover IRA the owner of the Cover Shares. Through an agreement between the Reporting Person and the Jack Cover IRA, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Cover Shares. However, the Reporting Person disclaims beneficial ownership to the Cover Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of J. George Investments, L.L.C., the owner of the George Shares. Through an agreement between the Reporting Person and J. George Investments, L.L.C., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such George Shares. However, the Reporting Person disclaims beneficial ownership to the George Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 7.	Material to be Filed as Exhibits.

Not applicable.


Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date 02/07/02



Thomas G. Berlin